

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2020

Joshua B. Goldstein
General Counsel
Masterworks 008, LLC
497 Broome Street
New York, New York 10013

> **Re: Masterworks 008, LLC**
> **Offering Statement on Form 1-A**
> **Filed on February 27, 2020**
> **File No. 024-11165**

Dear Mr. Goldstein:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed on February 27, 2020

Dilution, page 27

1. We are unable to calculate the estimated net book value per share after giving effect to the proceeds of the offering and payment of the true-up. Please show us how you computed the estimated net tangible book value per share after the offering and the amount of dilution in the net tangible book value per share. If necessary, please revise your disclosure accordingly.

2. We are unable to compute the number and percentages of shares of Class A common stock Masterworks would receive upon conversion of 100% of the Class B shares based on the amounts presented in the table at the bottom of the page and the formula for the conversion. Please show us how you computed the amounts disclosed assuming the hypothetical Class A share values presented. In addition, if the hypothetical Class A share values presented do not represent the assumed volume weighted average trading prices

(VWAPs), please revise to disclose the assumed VWAPs rather than the hypothetical Class A share values presently disclosed.

Exhibits

3.   We note that Section 11 of the form of subscription agreement contains a jury waiver provision. Please revise your disclosure in the offering circular to describe the provision and to state, as you do in the agreement, that it does not apply to claims under the federal securities laws.

4.   We note that you have relied and expect that investors will rely on the appraisal that is attached as an exhibit to the Intercompany Agreement. Please file an appraiser's consent as contemplated by Item 17, paragraph 11, of Form 1-A, or tell us why you are not required to do so.

    We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

    You may contact Robert Shapiro at (202) 551-3273 or Bill Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Jennifer López at (202) 551-3792 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Laura Anthony, Esq.